UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2014, as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2014, Amendment No. 2 thereto filed with the SEC on April 18, 2014 and Amendment No. 3 thereto filed with the SEC on May 2, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by MA Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Minerals Technologies Inc. (“Parent”), a Delaware corporation, disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on March 21, 2014, Amendment No. 1 thereto filed with the SEC on April 7, 2014, Amendment No. 2 thereto filed with the SEC on April 10, 2014, Amendment No. 3 thereto filed with the SEC on April 18, 2014, Amendment No. 4 thereto filed with the SEC on April 28, 2014 and Amendment No. 5 thereto filed with the SEC on May 2, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $45.75 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated March 21, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

1. Item 8, “Additional Information to be Furnished—Regulatory Approvals—Antitrust—Other Jurisdictions” is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph of that section:

“On May 8, 2014, the parties obtained clearance from the OCCP with respect to the acquisition. Accordingly, the condition of the Offer relating to any applicable waiting period (or any extension thereof) having been terminated or having expired or any required approval of the Transactions by any governmental authority having been obtained pursuant to any foreign antitrust laws in Poland has been satisfied.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick
President and Chief Executive Officer

May 8, 2014